July 31, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Douglas Brown

Re:

Responses to the Securities and Exchange Commission
Staff Comments made orally on July 27, 2009, regarding
Timberline Resources Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed June 2, 2009
Amendment No. 1 to Form 10-Q/A for the Quarterly Period Ended December 31, 2008
Filed June 2, 2009
File No. 333-157607

Ladies and Gentlemen:

Timberline Resources Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s oral comments set forth in a conversation with Jill Davis on July 27, 2009 regarding the above-referenced Form S-1 (File No. 333-157607) and Form 10-Q/A (File No. 001-34055) for the Company.

Subsequent event

The Company has reviewed the guidance on subsequent events included in AU Section 560 in order to support its basis for recording the effects of an agreement that occurred subsequent to the quarter ended December 31, 2008 within that quarter.  The Company is relying upon the guidance provided in paragraph .03 of AU 560 to conclude that the agreement to settle the Company’s put option with Auramet was a subsequent event of the first type:

July 31, 2009

The first type consists of those events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. All information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. The financial statements should be adjusted for any changes in estimates resulting from the use of such evidence.

Paragraph .04 of AU 560 elaborates further on the definition of a first type subsequent event:

Identifying events that require adjustment of the financial statements under the criteria stated above calls for the exercise of judgment and knowledge of the facts and circumstances. For example, a loss on an uncollectible trade account receivable as a result of a customer's deteriorating financial condition leading to bankruptcy subsequent to the balance-sheet date would be indicative of conditions existing at the balance-sheet date, thereby calling for adjustment of the financial statements before their issuance. On the other hand, a similar loss resulting from a customer's major casualty such as a fire or flood subsequent to the balance-sheet date would not be indicative of conditions existing at the balance-sheet date and adjustment of the financial statements would not be appropriate. The settlement of litigation for an amount different from the liability recorded in the accounts would require adjustment of the financial statements if the events, such as personal injury or patent infringement, that gave rise to the litigation had taken place prior to the balance-sheet date.

Prior to issuing the financial statements but subsequent to the balance sheet date, the Company settled its put obligation with Auramet.  While the put obligation existed on the balance sheet date, the settlement of the obligation via an issue of common shares rather than cash payment at an amount different than would have otherwise been recorded at December 31, 2008 necessitated an adjustment to the actual value of the settlement.

Finally, the Company relied upon the guidance provided in Paragraph .07 of AU 560, which states in part:

Subsequent events affecting the realization of assets such as receivables and inventories or the settlement of estimated liabilities ordinarily will require adjustment of the financial statements (see paragraph .03) because such events typically represent the culmination of conditions that existed over a relatively long period of time.

As of the balance sheet date, it was the Company’s intention to settle the outstanding put obligation in shares rather than cash.  In addition, given the market price of the Company’s stock at December 31, 2008 relative to the $2.00 strike price of the outstanding put option, it was the Company’s belief that the put option would be exercised.  Taking the guidance of AU 560 into account, the guidance provided by paragraphs 8 and 11 of FAS 5, as well as the Company’s exercise of judgment and knowledge of the facts and circumstances, we believe that the Company appropriately accounted for the settlement of the Auramet put option subsequent to December 31, 2008 in its financial statements for the quarter ended December 31, 2008.

Accounting for Change in Derivative Value

Ms. Davis noted that the Company included its change in the derivative value of the put option as part of interest expense in its consolidated statement of operations for the three months ended December 31, 2008.  If the Company were to separately disclose the change in the derivative value during the three months ended December 31, 2008, this amount would be included in the same category of the consolidated statement of operations (other expense).  Also, the Company has disclosed in its footnotes to

July 31, 2009

the consolidated financial statements (Note 4) that the change in fair value of the option expense was recorded as part of interest expense.

Closing Comments

The Company affirms the aforementioned statements.

The Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

If you should have any questions regarding these responses, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133.

Sincerely,

Timberline Resources, Inc.

/s/ Craig Crowell

Mr. Craig Crowell

Chief Accounting Officer